DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

September 21, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Purnell and Jay Ingram

Re:	GigCapital5, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed September 20, 2021

File No. 333-254038

CIK No. 0001844505

Dear Ms. Purnell and Mr. Ingram:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, GigCapital5, Inc. (“GigCapital5” or the “Company”), by your letter dated September 21, 2021 (the “Comment Letter”), regarding the above-referenced filing (collectively, the “Registration Statement”).

The text of the comment in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, GigCapital5 will file Amendment No. 5 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) reflecting the Commission’s requested disclosure edits to the Registration Statement.

Comment 1. Please revise the fee table so that the current structure of the offering is reflected in the table. Any clarifying information you would like to provide may be included via footnote but the table should be accurate as to the number of securities associated with the registration statement.

Response: In response to the staff’s comment, the Company has revised the disclosure as requested. Please see the the cover page of the Amended Registration Statement and the explanatory note.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey Selman

Jeffrey Selman

cc:	Dr. Avi S. Katz

Dr. Raluca Dinu

Enclosures